# Choose Your Horizon Inc.



# ANNUAL REPORT

106 E 6th St, Unit 900

AUSTIN, TX 78701

(410) 886-7398

http://www.chooseyourhorizon.com

This Annual Report is dated April 18, 2024.

## BUSINESS

Choose Your Horizon Inc. ("Choose Your Horizon" or the "Company"), www.chooseyourhorizon.com, is a mental wellness company that offers at-home psychedelic therapy for anxiety, depression, and PTSD. While the Company was formally founded in 2018 as a limited liability company by Mark Holland, the Company had no operations and did not commence its tele-health ketamine therapy business until 2021. Choose Your Horizon was founded in 2021 by Mark Holland and Rob Lee, consumer health entrepreneurs. Choose Your Horizon is a startup company that is headquartered in Austin, Texas with offices in Los Angeles, California.

Choose Your Horizon's psychedelic therapy program includes:

At-home ketamine therapy experiences - the only legally prescribable form of psychedelic therapy today

A comprehensive assessment with a licensed psychiatric clinician and A personalized ketamine treatment plan

A dedicated care team to support you throughout your treatment, including trained facilitators and guided meditations to help guide and curate your ketamine sessions

Integration and preparation circles with other Choose Your Horizon members to provide support and guidance

We believe Choose Your Horizon is a good option for people who are looking for an alternative to traditional mental health treatments or if other treatments haven't worked. It is also a good option for people who live in areas where access to in-clinic based ketamine therapy is limited.

Here are some of the benefits of Choose Your Horizon:
It is convenient and affordable. You can receive treatment from the comfort of your own home. No requirement for an in-person consultation.
It is safe and effective. Choose Your Horizon uses a rigorous screening process to ensure that only qualified patients are accepted into the program.
- It is personalized. Your treatment plan is tailored to your individual needs and goals.
- It is supportive. You have access to a dedicated care team and a community of other Choose Your Horizon members.
Here are some additional details about Choose Your Horizon:

Choose Your Horizon has delivered over 10,000 ketamine-assisted therapy sessions to over 2,000 patients across 20 states and has observed the following outcomes;
- 98% of clients/patients reported symptom improvements.

Over 120 days clients/patients reported:

- 66% improvement in PTSD
- 58% improvement in Anxiety
- 45% improvement in Depression
- Less than 1% of patients have reported adverse side effects.

Ketamine is a highly effective medication that has been shown to be effective in treating anxiety, depression, and PTSD. It works by blocking NMDA receptors in the brain, among other mechanisms of action, which can help improve

neuroplasticity. When combined with preparation and integration patients see the best results.

Choose Your Horizon uses a sublingual tablet form of ketamine, which is administered by the patient at home. This is a safe and effective way to receive ketamine therapy.
Choose Your Horizon's therapy program also includes integration circles, which are group sessions where patients can share their experiences and learn from each other.

Choose Your Horizon is a relatively new company, but it has already helped thousands of people to improve their mental health and quality of life. It is a good option for people who are looking for an alternative to traditional mental health treatments that have not worked for them.
The business model of Choose Your Horizon is to provide at-home ketamine therapy for anxiety, depression and PTSD.

Choose Your Horizon offers 4, 6 and 8 treatment packages which include a comprehensive assessment with a licensed psychiatric clinician, a personalized treatment plan, a dedicated care team to support you throughout your treatment, and a welcome package, including the ketamine medication itself - delivered to your home. The average gross margin is 70%.

Choose Your Horizon is able to offer its services at a lower cost than traditional in-clinic ketamine therapy because they do not have the overhead costs of operating a brick-and-mortar clinic. The company uses a telemedicine model, which allows them to reach a wider range of patients.

The target market for Choose Your Horizon is people who are looking for an alternative to traditional mental health treatments. This primarily includes people who have not been able to find relief with other treatments, people who live in areas where access to ketamine therapy is limited, and people who are looking for a more convenient and affordable option.

We believe Choose Your Horizon is well-positioned to succeed in the at-home ketamine therapy market. They have strong teams with experience in the consumer health, mental health, and technology industries. They also have a clear focus on providing high-quality care and a personalized treatment experience for their patients.

Choose Your Horizon Inc. was initially organized as CPG Experience LLC, a Texas limited liability company on August 22, 2018, and converted to a Delaware corporation on May 20, 2022.

**Previous Offerings**

Type of security sold: SAFE

Final amount sold: $1,433,000.00

Use of proceeds: Marketing, team expansion, legal, SG&A

Date: October 15, 2023
Offering exemption relied upon: 506(b)

Type of security sold: Common Shares Class B

Final amount sold as of 12/31/2023: $220,219

Use of proceeds: Marketing, team expansion, legal, SG&A

Date: October 31st, 2023
Offering exemption relied upon: Reg CF

### REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

### MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

### AND RESULTS OF OPERATION

**Operating Results – 2023 Compared to 2022**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $1,098,756, an increase compared to fiscal year 2022 revenue of $113,336.52. As a result of state expansion and increased marketing and advertising the revenue increased year over year. We believe that the increase in revenue is indicative of the demand for Choose Your Horizon's services.

In 2023 the company sold $1.9M in treatment packages. Given the nature of this novel treatment and its abundance of safety, we do not approve all patients for the treatment. The science continues to evolve and safety data is revealed which allows the company to approve more patients in a safe manner.

Gross Revenue (unaudited) for 2023 (through December 31st) is approximately $1,989,786.61.

Cost of sales

Cost of sales in 2023 was $385,455, an increase from costs of $101,096.25 in fiscal year 2022. The business started in 2021 with nominal revenue which resulted in no cost of sales. The increase was largely due to an increase in sales.

Gross profit / gross margins

2023 gross profit increased to $713,300.76 over 2022 gross profit of $15,157.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2023 increased to $1,774,510.48. Approximately $1,023,923.28 of this was due to increased marketing and advertising allocation costs. The Company hired several contractors in 2023, in sales, marketing, and operational capacities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company invested in the development of its platform so that it could scale the business through the next several years. Past cash was primarily generated through sales and investments. Our goal is to expand the business to 50 states, add additional services, and drive revenue with a forward view to profitability.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $117,328.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**


Creditor: SAFE

Amount Owed: $1,433,000.00

Interest Rate: 0.0%

Dollar Amount Outstanding: $1,433,000.00 Maturity Date: 10 15, 2032 Interest Rate: 0 Conversion Into: Common stock Conversion Trigger: priced investment round Discount Rate: 20 Valuation Cap: 5000000 If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

### DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Holland

Mark Holland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) and Founder

Dates of Service: May, 2022 - Present

Responsibilities: Holland is the primary decision-maker of the company. Holland does not currently receive a salary, but may receive a salary post-offering. Holland presently holds 18,360,000 shares of Class A Voting Common Stock.

Other business experience in the past three years:

Employer: Choose Health

Title: Advisor

Dates of Service: January, 2019 - Present
Responsibilities: Founder of a 48 state diagnostic health testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long term health.

Other business experience in the past three years:

Employer: CPG Experience

Title: Managing Partner

Dates of Service: January, 2018 - September, 2022
Responsibilities: Advisor and Investor to several growth stage consumer health businesses across North America.

Other business experience in the past three years:

Employer: Lifes2good

Title: CEO North America

Dates of Service: January, 2007 - December, 2016
Responsibilities: Responsible for all aspects of growing the North American operation from $100k in revenue to $50M over 10 years.

Name: Robyn Heister

Robyn Heister's current primary role is with Nurture Genomics . Robyn Heister currently services 1-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer (CMO)

Dates of Service: May, 2022 - Present

Responsibilities: Oversee the provision of medical services.

Other business experience in the past three years:

Employer: Human Longevity, Inc

Title: Director of Translational Research

Dates of Service: April, 2017 - November, 2022
Responsibilities: Experienced Health Specialist with a demonstrated history of working in the biotechnology industry. Strong healthcare services professional skilled in Emergency Medicine, Clinical Research and Medical Education with a focused interest in utilizing genomics and deep learning to optimize healthcare.

Other business experience in the past three years:

Employer: Elo Health

Title: Scientific Advisor

Dates of Service: January, 2021 - Present

Responsibilities: Scientific Advisor

Other business experience in the past three years:

Employer: Health Nucleus

Title: Precision Medicine Physician

Dates of Service: April, 2017 - November, 2022
Responsibilities: Precision Medicine Physician

Other business experience in the past three years:

Employer: Choose Health

Title: Scientific Advisor

Dates of Service: June, 2019 - Present
Responsibilities: Medical Advisor

Other business experience in the past three years:

Employer: Scripps Health

Title: Emergency Medicine Physician

Dates of Service: November, 2019 - April, 2021
Responsibilities: Emergency Physician

Other business experience in the past three years:

Employer: Nurture Genomics

Title: Contracted Medical Director

Dates of Service: October, 2023 - Present
Responsibilities: Contracted Medical Director providing expertise in translational research, genomics and data analysis.

Name: Robert Lee

Robert Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer (COO)

Dates of Service: November, 2021 - Present

Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's growth strategy. Lee receives an annual salary of $120,000 and presently holds 8,100,000 shares of Class A Voting Common Stock.

Other business experience in the past three years:

Employer: Lifes2good (Brands Viviscal & Amberen)

Title: Director Business Dev & Ops

Dates of Service: November, 2014 - November, 2022
Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's sales and growth strategy

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Mark Holland

Amount and nature of Beneficial ownership: 18,360,000

Percent of class: 68.69

Title of class: Class A Common Stock

Stockholder Name: Robert Lee

Amount and nature of Beneficial ownership: 8,100,000

Percent of class: 27.61

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Class A Common Stock, Class B Non-Voting Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,000,000 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 60,000,000 with a total of 29,730,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis, 29,730,000 shares, includes 26,730,000 shares of Common Stock, 2,610,000 shares of issued stock options, and 390,000 shares of stock options, reserved but unissued.

Right of First Refusal

No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

As of 12/31/2023, the total number of shares issued was 539,239 out of the 10,000,000 authorized, class B shares.

Dividends. Holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the corporation in accordance with applicable law and to receive other distributions from the corporation. Any dividends declared by the board of directors to the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares.

Liquidation, Dissolution or Winding Up. In the event, the funds and assets shall be distributed among the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock pro rata in accordance with the number of shares.

No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Common Stock.

For additional rights in their entirety, please refer to the Company's Amended and Restated Certificate of Incorporation.

Right of First Refusal

No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,433,000.00

Maturity Date: October 15, 2032

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: priced investment round

Material Rights

There are no material rights associated with SAFE.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering

before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible

that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Lack of In-Person Consultation While the convenience of at-home treatments is a selling point, not having in-person consultations could potentially miss important nuances in patient evaluation and care. Clinical Expertise Ensuring that the clinicians and care teams providing support have the necessary expertise and qualifications to guide patients through psychedelic experiences is crucial for safety and positive outcomes. Integration and Support "Choose Your Horizon" does not offer therapy sessions or integration work as part of their packages. This may limit the effectiveness of their treatment for some patients who require more comprehensive care. Dependence on Founders The success of startups can be closely tied to the founders' vision, leadership, and expertise. If the founders leave or the leadership team changes, it could affect the company's direction and performance. Choose Your Horizon is an early stage company. It is difficult to evaluate our business and prospects due to our lack of operating history. Investments in startups like us involve a high degree of risk. The Company is an early stage company and was formed as a Texas limited liability company on August, 2018, Choose Your Horizon operations began in 2021 and the Company was converted to a Delaware corporation on May 20, 2022. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive and rapidly evolving markets, particularly in the healthcare industry. Financial and operating risks confronting startups, including the Company, are significant. The market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups like the Company may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, limitations, constraints, difficulties, complications, delays, competition and other adverse factors. The degree of market acceptance of our Company, our technology and the alternative healing therapies we provide will depend on a number of factors, including but not limited to: • the effectiveness of our alternative healing therapies as

compared to currently available treatments; • the effectiveness and safety of the prescription of ketamine and psychedelics according to the medical community; • patients' willingness to adopt our alternative healing therapies in lieu of current and more traditional treatments; • societal attitudes and mainstream acceptance of psychedelics as medicine; • our ability to provide acceptable evidence of safety and effectiveness; • the prevalence and severity of any adverse side effects; • restrictions on use of our prescriptions in combination with other drugs; • the pricing and cost-effectiveness of our alternative healing therapies based on our target markets; • the effectiveness of our marketing strategy; • the success of our online platform; and • the cost of compliance of our operations. Heavily regulated industry We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business. The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are: • state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals; • federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement-related requirements; • a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments; • the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; • federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach; • federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs; • state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and • state laws governing healthcare entities that bear financial risk. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity. Medical professionals' operations of medical practices are also subject to various state laws. Among other things, states regulate the licensure of healthcare providers, the supervision by physicians of non-physician practitioners such as physician assistants, nurse practitioners and registered nurses, the retention and storage of medical records, patient privacy and the protection of health information, and the prescribing and dispensing of pharmaceuticals and controlled substances. All such laws, and interpretations thereof, are subject to change. We could be subject to financial penalties and fines, criminal prosecution or other sanctions if the operations of our medical professionals are found to not comply with these laws. In addition, our ability to provide our full range of services in each state is dependent upon a state's treatment of telemedicine and emerging technologies (such as digital health services), which are subject to changing political, regulatory and other influences. Many states have laws that limit or restrict the practice of telemedicine, such as laws that require a provider to be licensed and/or physically located in the same state where the patient is located. Failure to comply with these laws could result in recoupments of prior payments, professional discipline for our providers or civil or criminal penalties. The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. New or changed healthcare laws, regulations or standards may harm our business. A review of our business by judicial, law enforcement, regulatory or accreditation authorities could result in challenges or actions against us that could harm our business and operations. The cost of compliance, and the potential failure to comply with applicable laws and regulations may adversely affect the results of our business operations. Our alternative healing therapies include the prescription of psychedelic substances, including ketamine. For example, ketamine as a Schedule III controlled substance under the Controlled Substances Act requires proper authorization and federal and state registration. Under the Controlled Substances Act, controlled substances in Schedule III have an accepted medical use in the United States and have a lower dependence and abuse potential than Schedule II substances. In order to prescribe, dispense and administer a controlled substance in Schedule III, a provider must be authorized to prescribe controlled substances by the state in which the provider is licensed and have a DEA registration. Navigating the legal framework of each state in which we operate through our medical professionals and maintaining compliance requires a significant legal budget, which could potentially harm our results of operations. Further, despite our efforts to remain compliant, if we fail to comply with any state or federal requirements, we could be subject to liability and harm to our brand that would materially affect our business. Evolving government regulations may increase costs or negatively impact our results of operations. Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial and recurring monetary expense. These additional monetary expenditures may increase future overhead, which could harm our results of operations. For example, licensure standards for doctors and behavioral health professionals; laws limiting the corporate practice of medicine and professional fee splitting; laws limiting the use of psychedelic substances, including ketamine;

cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees, all represent areas of government regulation that, if changed, could adversely affect us. In the jurisdictions in which we operate, we believe we are in compliance with all applicable laws; however, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our solutions and services in a manner that undermines our solutions' or services' attractiveness to our customers, members, providers, payers or partners, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline, and our business may be harmed. Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our solutions or services from being offered to clients and members, which could harm our business. The effectiveness of certain psychedelic substances' medical applications has not been demonstrated in a large number of clinical trials. While there is an accumulating body of evidence that certain psychedelic substances, including ketamine, may have beneficial effects on depression and anxiety, we believe these substances may possess broader mental wellness properties that can address conditions such as anxiety, depression, post-traumatic stress disorder and other mental health conditions. However, given the novel nature of psychedelic substances treatments, such medical applications have not been demonstrated in a great number of clinical trials. Further, future clinical trials may fail to demonstrate substantial evidence of the effectiveness and safety of psychedelic substances, including ketamine, to address a broader range of mental conditions. If any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be inefficient to patients, this could have a material adverse impact on our business, prospects, financial condition and results of operations. We are dependent on our relationships with our medical professionals, who are mental health professionals that are employees of our affiliated medical group, CYH Medical, to provide healthcare services, and our business would be harmed if those relationships were disrupted. States have varying laws, rules and regulations regarding the practice of medicine. In most states, the practice of medicine is generally prohibited by lay persons or entities and laws governing the practice of medicine are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers' professional judgment. Due to the foregoing, we operate through our medical professionals, who are affiliated with CYH Medical, which is owned by Dr. Robyn Heister, MD, and contract for healthcare provider services through services agreements with such medical professionals. If our relationships with medical professionals were disrupted for any reason (e.g., if change in government regulation of telehealth or ketamine therapy resulted in exposure to legal ramifications for such medical professionals), our operations and services could experience a disruption that could have a material adverse impact on our business, prospects, financial conditions and results of operations. Our relationships with medical professionals might be impaired or disrupted if our contractual arrangements with such medical professionals were to become subject to legal challenges. Our ability to perform digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with medical professionals, which govern the provision of digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorney generals, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, may change in a manner adverse to our business. While our services agreements with medical professionals prohibit us from controlling, influencing or otherwise interfering with their practice of medicine and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with our medical professionals will be free from scrutiny from U.S. state authorities. We cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. We only rely on limited pharmaceutical partners to provide medical professionals' patients with their prescriptions. We currently operate through medical professionals in thirteen states in the United States, and we rely on 503a compounding pharmacies to deliver through our medical professionals, among other things, ketamine prescriptions to our patients. Thus, we have limited options to make ketamine prescriptions available to our patients. If the 503a compounding pharmacies we work with cease working with us, or if their services were interrupted and we are not able to find alternative third-party pharmaceutical partners, we could experience disruptions in our operations which would adversely affect our business operations. Further, if we fail to renew current agreements with our pharmaceutical partners on terms agreeable to us, or if any of the services provided by our pharmaceutical partners are not performed or the performance is poor, this could adversely affect our business. If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our healthcare services, our business could suffer. Brand name recognition and credibility is critical for our continued success and to provide access to high quality and novel alternative healing therapies and technology to attract new patients and maintain existing patients. Our business and revenue are heavily reliant on growing and maintaining our base of patients seeking alternative forms of therapy. Market acceptance of our alternative healing therapies and our technology, including our digital platform and patient acquisition depends on educating people, and health networks, as to the distinct features, ease-of-use, positive lifestyle impact, quality, and other perceived benefits of our alternative healing therapies and our technology compared to other more traditional avenues for health care. Market acceptance, among other factors, is highly dependent on our ability to identify particular markets within certain geographic areas and to provide services to local patients in such communities. Additionally, we will rely on word-of-mouth to spread awareness of our alternative healing therapies and our technology solutions, which in turn is dependent on patients relaying positive experiences with us. If we are not successful in demonstrating to existing and potential patients the benefits of our alternative healing therapies and our technology solutions, we could experience lower than expected sales of new treatment packages and a higher rate of existing

treatment plan termination. Further, the loss or dissatisfaction of any patient may substantially harm our brand and reputation, inhibit widespread adoption of our solutions and services, reduce our revenue from enterprise clients and health networks, and impair our ability to attract new members and maintain existing members. Further, even if we are successful in our brand promotion activities and deliver high quality alternative healing therapies and technologies through our medical professionals, we cannot guarantee the quality and efficiency of the alternative healing therapies from our medical professionals, as we cannot entirely control the operations of the medical professionals we work with. Lastly, our alternative healing therapies and our technology may also be perceived by our patients as being more complicated or less effective than traditional approaches, and people may be unwilling to deviate from traditional or competing healthcare access options. Any such resistance to adoption of our alternative healing therapies and our technology may harm our business and results of operations. The potential market opportunity for our alternative healing therapies is difficult to precisely estimate. Our estimates of the potential market opportunity for our services include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of our assumptions. If any of these assumptions proves to be inaccurate, then the actual market for our alternative healing therapies could be smaller than our estimates of the potential market opportunity. If the actual market for our therapies is smaller than we expect, our revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for us to achieve or maintain profitability. Our pricing model may not be sustainable. We set the price of our alternative healing therapies in a range which we believe is reasonable for our targeted market. However, our pricing may be too high for potential and existing patients. Additionally, there is currently no reimbursement of our alternative healing therapies from third-party payors or government healthcare programs. Reimbursement policies may be affected by future healthcare reform measures. Many third-party payors limit coverage of or reimbursement for newly approved healthcare products and we cannot be certain that coverage reimbursement will ever be available for our current alternative healing therapies or any therapies we may develop in the future. If it turns out that our alternative healing therapies are not reasonably priced, this could deter potential members from choosing our alternative healing therapies. Our anticipated revenue and gross margins may be adversely affected, and we may not be able to generate sufficient revenue to continue our business operations. We are highly dependent upon consumer perceptions of the safety and quality of our alternative healing therapies. We may face limited adoption if third-party therapy sites, therapists or prospective patients are unwilling to try such a novel treatment as our alternative healing therapies include controlled substances that might be perceived as controversial. There has been a history of negative media coverage regarding psychedelic substances, including ketamine, which may affect the public's perception of our alternative healing therapies. In addition, ketamine may elicit intense psychological experiences, and this could deter prospective patients from choosing this course of treatment. Our business could be adversely affected if we were subject to negative publicity or if any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from a patient's use or misuse of our alternative healing therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations. We operate in a competitive market, and if we are not able to compete effectively our business would be adversely affected. The market for healthcare solutions and services is intensely competitive. We operate in a highly competitive market with providers utilizing more traditional health care solutions and providers offering novel alternative health care solutions similar to us. Our success is dependent upon our ability to address our patients' needs with superior results, retaining existing patients and gaining new patients at a scale comparable to our competitors. We compete across various segments within the healthcare market, including with respect to traditional healthcare providers, technology platforms, care management and coordination, digital health, telehealth and telemedicine and health information exchange. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, frequent new product and service introductions and changes in customer requirements. If we are unable to keep pace with the evolving needs of our patients and partners and continue to develop and introduce new applications and services in a timely and efficient manner, demand for our solutions and services may be reduced and our business and results of operations would be harmed. Many of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Thus, our competitors may be able to respond more efficiently and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. Accordingly, and for the foregoing reasons, current and future patients may accept solutions provided by our competitors instead of ours. As a result, if we are not able to successfully compete in this healthcare market and achieve intended market recognition, our business, financial condition and results of operation will be adversely affected. We are dependent on our key directors, officers and certain advisors. The Company is dependent on the services of its management, including, without limitation, Mark Holland and Rob Lee. In addition, the Company engages advisors from various industries, including the mental healthcare industries. Future success and profitability are substantially dependent upon those individuals. No assurance can be given that the Company will succeed in retaining our management and advisors or finding suitable successors in the event of their loss or unavailability. The loss of any of the aforementioned individuals will have an adverse effect on the operations of the Company. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. Further, we have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements. Therefore, acquiring key man insurance will not ameliorate all of the risks of relying on key personnel. If we are not able to recruit and retain qualified personnel, we may fail in developing our technologies and operations. Our future success depends to a significant extent on attracting and retaining highly skilled personnel. Competition is intense for qualified personnel, and we may not be successful in continuing to attract and retain qualified personnel. If we are not able to successfully attract and retain qualified personnel, it will affect our performance and the loss of any of our personnel could harm our business and might significantly delay or prevent the achievement of research, development or business objectives. We could experience losses or liability, including medical liability claims, causing us to incur significant expenses and requiring us to pay significant damages if not covered by insurance. Our business entails the risk of medical liability claims against both our medical professionals and us.

Although the medical professionals we work with carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of the applicable medical professionals' insurance coverage. CYH Medical covers professional liability insurance and a general insurance policy, which covers medical malpractice claims, for each medical professional we work with. Professional liability insurance is expensive and insurance premiums may increase significantly in the future. As a result, adequate professional liability insurance may not be available to our providers at acceptable costs or at all. Accordingly, this could expose our medical professionals and potentially us to liability, resulting in substantial damage awards which could harm our business, financial conditions and result of operations. Due to our novel alternative healing therapies, including the involvement of certain controlled substances (e.g. ketamine), we may have a difficult time obtaining and maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities. Certain business insurance solutions could be more difficult for us to find and more expensive. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. Current or future litigation against us could be costly and time-consuming to defend. We are subject, and in the future may become subject from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our patients or partners in connection with commercial disputes, consumer class action claims, or other litigation matters. In particular, as we are growing our user base, we may be subject to an increasing number of claims that are brought against us directly or against our medical professionals. Additionally, our alternative healing therapies, including the prescription and use of psychedelic substances, such as ketamine, expose us to additional risk of liability given the novelty of such treatments and the unknown side effects these psychedelic substances may trigger. Any form of claim or legal proceeding may result in substantial costs, settlement and judgments and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims and legal proceedings, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. We may be constrained by law in our ability to market and advertise our services. Our marketing and advertising efforts may be subject to regulations by various regulatory agencies in the jurisdictions we do business. Among others, our marketing activities may be governed by a number of state rules, such as the California Business and Professions Code section 651, the Florida Statute 456.062, and the Texas Administrative Code, Title 22, Part 9, Chapter 164. In some states, the state's attorney general may commence civil and criminal actions on behalf of a patient in the event there is a violation of federal or state laws. Any actions against us by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations. Our current and potential future digital technologies may not be successful, which may adversely affect our business, financial condition and results of operations. We employ digital technologies to collect data, educate patients and therapists, and our therapy model relies on our online platform. Our efforts to develop or acquire current and potential future technologies involve significant time, costs, and other resources, and may divert our management team's attention and focus from executing on other key elements of our strategy. If our efforts to develop or acquire these digital technologies are unsuccessful, it may have a materially adverse impact on our business, future prospects and financial position. Additionally, our current and future digital technology solutions involve the collection, storage, usage or disclosure of sensitive data, including protected health information ("PHI"), and other types of personal data or personally identifiable information ("PII"). However, such current or future digital technology solutions could compromise sensitive information related to our business, patients, healthcare professionals, therapists, third-party therapy sites and collaborators, and expose us to liability, which could adversely affect our business and our reputation. Measures taken to protect our systems, those of our subcontractors, or sensitive data, including, without limitation, PHI or PII, that we or our subcontractors process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures or breaches due to third-party action, employee negligence or error, malfeasance or other disruptions. Such disruptions may expose us to liability, and negatively affect our business and results of operations. Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber security or cyber security of our collaborators, vendors and other partners. Given our limited operating history, we are continually implementing and improving our internal security measures. Our internal computer systems, which are currently managed in-house, and those of current and future third parties on which we rely may fail and are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, pandemics and telecommunications and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors' operations could result in a material disruption of our therapy programs. In addition, our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. Failure to comply with health and data protection laws and regulations could lead to U.S. federal and state government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business. We are subject to U.S. federal and state data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, which are subject to privacy and security requirements under HIPAA, as amended by HITECH. HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes our medical professionals, and the business associates with whom such covered entities contract for services that involve the use or disclosure of PHI, which includes us. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we obtain, use, or disclose PHI maintained by a HIPAA-covered

entity in a manner that is not authorized or permitted by HIPAA. Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers (as that term is broadly defined) and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Compliance with U.S. and foreign privacy and data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. We will rely on internet infrastructure, bandwidth providers, other third parties and our own systems to offer access to our platform to our customers and partners and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and hurt our reputation and relationships with clients and partners. The ability to operate our platform will depend on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access. Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers' systems or our own systems to handle current or higher volume of use could significantly harm our business and reputation. All of the Company's capital stock, including the Securities, are subject to significant transfer restrictions. No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION." As a result, investors face impediments with respect to the transfer of the Securities which may in turn limit their abilities to obtain liquidity for their investments.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2024.

**Choose Your Horizon Inc.**

By   /s/ *Mark Holland*

     Name: <u>Choose Your Horizon Inc</u>

     Title:   CEO

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Exhibit A

**FINANCIAL STATEMENTS**

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# CHOOSE YOUR HORIZON, INC.

### FINANCIAL STATEMENTS
### YEAR ENDED DECEMBER 31, 2022 AND 2021

## INDEX TO FINANCIAL STATEMENTS



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Choose Your Horizon, Inc.
Austin, Texas

### Opinion

We have audited the financial statements of Choose Your Horizon, Inc., which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flow for the years ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Choose Your Horizon, Inc. as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Choose Your Horizon, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Choose Your Horizon Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Choose Your Horizon, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Choose Your Horizon Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

January 26, 2024
Los Angeles, California

# CHOOSE YOUR HORIZON INC.
## BALANCE SHEET

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 474,611 | $ | 4,107 |
| Inventory | | 2,925 | | - |
| **Total Current Assets** | | **477,536** | | **4,107** |
| | | | | |
| **Total Assets** | $ | **477,536** | $ | **4,107** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 11,706 | $ | - |
| Credit Cards | | 6,176 | | 26 |
| **Total Current Liabilities** | | **17,882** | | **26** |
| | | | | |
| Simple Agreement for Future Equity (SAFEs) | | 801,667 | | - |
| **Total Liabilities** | | **819,549** | | **26** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 446 | | - |
| Members' Equity | | - | | 1,511 |
| Additional Paid in Capital | | 40,401 | | - |
| Retained Earnings/(Accumulated Deficit) | | (382,859) | | 2,570 |
| | | | | |
| **Total Stockholders' Equity** | | **(342,013)** | | **4,081** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **477,536** | $ | **4,107** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 113,337 | $ | 2,585 |
| Cost of Goods Sold | | 98,180 | | - |
| Gross profit | | 15,157 | | 2,585 |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 243,844 | | 15 |
| Sales and Marketing | | 96,149 | | - |
| Total operating expenses | | 339,993 | | 15 |
| | | | | |
| Operating Income/(Loss) | | (324,836) | | 2,570 |
| | | | | |
| Interest Expense | | 128 | | - |
| Other Loss/(Income) | | 60,466 | | - |
| Income/(Loss) before provision for income taxes | | (385,429) | | 2,570 |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | $ | (385,429) | $ | 2,570 |

*See accompanying notes to financial statements.*

## CHOOSE YOUR HORIZON INC.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (In , $US) | Common Stock | | Additional Paid in Capital | Members' Equity | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance—December 31, 2020 | $ | - | $ - | $ | $ - | $ - |
| Contribution | | | | $ 1,511 | | 1,511 |
| Net income/(loss) | | | | | 2,570 | 2,570 |
| Balance—December 31, 2021 | - | - | - | 1,511 | $ 2,570 | $ 4,081 |
| Conversion from LLC to Corporation | 4,455,000 | 446 | 37,663 | (1,511) | | 36,598 |
| Share-Based Compensation | | | 2,738 | - | | 2,738 |
| Net income/(loss) | | | | | (385,429) | (385,429) |
| Balance—December 31, 2022 | 4,455,000 | $ 446 | $ 40,401 | $ - | $ (382,859) | $ (342,013) |

*See accompanying notes to financial statements.*

## CHOOSE YOUR HORIZON INC.
### STATEMENTS OF CASH FLOWS

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (385,429) | $ 2,570 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of Property | - | - |
| Adjustment to Fair Value of SAFEs | 61,667 | - |
| Share-based Compensation | 2,738 | - |
| Changes in operating assets and liabilities: | | |
| Inventory | (2,925) | - |
| Accounts Payable | 11,706 | - |
| Credit Cards | 6,150 | 26 |
| **Net cash provided/(used) by operating activities** | **(306,093)** | **2,596** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | - | - |
| **Net cash provided/(used) in investing activities** | **-** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital Contribution | 36,598 | 1,511 |
| Borrowing on SAFEs | 740,000 | - |
| **Net cash provided/(used) by financing activities** | **776,598** | **1,511** |
| | | |
| Change in Cash | 470,505 | 4,107 |
| Cash—beginning of year | 4,107 | - |
| **Cash—end of year** | **$ 474,611** | **$ 4,107** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 128 | $ - |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | |

*See accompanying notes to financial statements.*

**CHOOSE YOUR HORIZON INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

## 1.    NATURE OF OPERATIONS

Choose Your Horizon Inc. was formed on August 22, 2018 in the state of Delaware as Limited Liability Company, under the name of CPG Experience, LLC. In 2022, the company converted from LLC to Corporation and changed the name to Choose Your Horizon Inc. The financial statements of Choose Your Horizon, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Choose Your Horizon, formerly Choose Ketamine, is a wellness platform that connects patients with psychiatric medical practices that can provide at home ketamine therapy. The Choose Ketamine platform is overseen by an advisory team of certified medical experts that have experience with psychedelic medicine and behavioral health. Choose Ketamine's mission is to provide evidence-based, patient-first medical care to those who suffer from mental health disorders by making at-home ketamine treatment options available to more people.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $224,611 and $0, respectively.

**Inventories**

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

**Income Taxes**

Choose Your Horizon, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets

if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the providing of services on its wellness platform.

## Cost of sales

Costs of goods sold include the cost of clinicians, prescriptions, etc.

## Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $96,149 and $0, which is included in sales and marketing expenses.

**CHOOSE YOUR HORIZON INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 26, 2024, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

*Summary of Effects of Lease Accounting Standard Update Adopted in 2022*

There were no effects since the Company has no long-term lease agreements.

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Finished goods | 2,925 | - |
| **Total Inventory** | **$ 2,925** | **$ -** |

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 4,455,000 and 0 were issued and outstanding, respectively.

## 5.  SHAREBASED COMPENSATION

During 2022 the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2022 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 4.41% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2020 | - | $ - | - |
| Granted | - | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2021 | - | $ - | - |
| Exercisable Options at December 31, 2021 | - | $ - | - |
| Granted | 240,000 | $ 0.00 | |
| Exercised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2022 | 240,000 | $ 0.00 | 9.54 |
| Exercisable Options at December 31, 2022 | - | $ - | - |

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $2,738 and $0, respectively.

## 6.    DEBT

**SAFE(s)**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| | | | | | As of Year Ended December 31, | |
|---|---|---|---|---|---|---|
| SAFE(s) | Principal Amount | Borrowing Period | Valuation Cap | Discount | 2022 | 2021 |
| Safes I - X | $ 740,000 | Fiscal Year 2022 | $ 5,000,000 | 80% | $ 740,000 | $ - |
| Change in Fair Value of SAFEs | | | | | $ 61,667 | |
| **Total SAFE(s)** | **$ 740,000** | | | | **$ 801,667** | **$ -** |

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## 7.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (80,940) | $ - |
| Valuation Allowance | 80,940 | - |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (80,940) | $ - |
| Valuation Allowance | 80,940 | - |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $385,429, and the Company had state net operating loss ("NOL") carryforwards of approximately $385,429. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8.    RELATED PARTY

There are no related party transactions.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through January 26, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $385,429, and an operating cash flow loss of $306,093. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

**Choose Your Horizon Inc**

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
31/12/23

**Choose Your Horizon Inc**

Index to Financial Statement
(unaudited)

**Choose Your Horizon Inc**

**BALANCE SHEET**
**AS OF 31/12/23**
**(unaudited)**

| | TOTAL |
|---|---:|
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| 1200 Chase Medical (1201) | 13,520.53 |
| 1300 Chase Operating (7878) | 114,227.96 |
| Correction Account | -10,420.00 |
| **Total Bank Accounts** | **$117,328.49** |
| Accounts Receivable | |
| Accounts receivable (A/R) | 269,733.12 |
| **Total Accounts Receivable** | **$269,733.12** |
| Other Current Assets | |
| 2050 Inventory Asset | 2,924.68 |
| **Total Other Current Assets** | **$2,924.68** |
| **Total Current Assets** | **$389,986.29** |
| **TOTAL ASSETS** | **$389,986.29** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 40,242.82 |
| **Total Accounts Payable** | **$40,242.82** |
| Credit Cards | |
| 2300 Capital One Venture 2829 | 33,659.04 |
| **Total Credit Cards** | **$33,659.04** |
| **Total Current Liabilities** | **$73,901.86** |
| **Total Long-Term Liabilities** | **$1,483,000.00** |
| **Total Liabilities** | **$1,556,901.86** |
| Equity | |
| Contributions - Mark | 19,354.08 |
| Equity - S.Coleman | 90.00 |
| Equity - Start Engine | 181,678.05 |
| Retained Earnings | -304,724.95 |
| Treasury stock | -45.00 |
| Net Income | -1,063,267.75 |
| **Total Equity** | **$ -1,166,915.57** |
| **TOTAL LIABILITIES AND EQUITY** | **$389,986.29** |

## NOTE 1 – NATURE OF OPERATIONS

**Choose Your Horizon Inc** was formed on 5/20/2022 ("Inception") in the State of DE. The balance sheet of **Choose Your Horizon Inc** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Choose Your Horizon Inc is a master services organization that supports the delivery of telehealth medical services in the integrative psychiatry industry.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE ] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

## NOTE 4 – STOCKHOLDERS' EQUITY

*Common Stock*

We have authorized the issuance of 29,310,000 shares of our common stock Class A with par value of $0.01, inclusive of all employee stock option agreements in place as of 31/12/2023.

We have authorized the issuance of 539,239 shares of our common stock Class B with par value of $0.50

as of 31/12/2023.

**5 – SUBSEQUENT EVENTS**

The company has raised a total of **$1,195,121.63** in a Reg CF campaign, close date 4/1/24.

The Company has evaluated subsequent events that occurred after 31/12/2023 through 4/10/24. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

# Choose Your Horizon Inc

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| **Income** |  |
|   3000 Sales | 1,989,786.61 |
|    3005 Discount | -156,447.57 |
|    3007 Non-Approval | -688,777.00 |
|    3010 Refund | -45,806.00 |
|   Total 3000 Sales | 1,098,756.04 |
| **Total Income** | **$1,098,756.04** |
| **Cost of Goods Sold** |  |
|   4000 Cost of goods sold |  |
|    4025 Supplies & materials - COGS | 50,140.55 |
|   Total 4000 Cost of goods sold | 50,140.55 |
|   4005 Cost of Consultation & Scrip |  |
|    4010 Cost of Clinician | 188,042.73 |
|    4015 Cost of Prescription | 62,479.07 |
|   Total 4005 Cost of Consultation & Scrip | 250,521.80 |
|   4030 Cost of Guide | 88,850.61 |
|   4045 Shipping COGS | 1,918.17 |
| **Total Cost of Goods Sold** | **$391,431.13** |
| **GROSS PROFIT** | **$707,324.91** |
| **Expenses** |  |
|   5000 Sales & Marketing |  |
|    5005 Consultants | 4,000.00 |
|     5025 Marketing Agency Fee | 46,750.00 |
|    Total 5005 Consultants | 50,750.00 |
|    5010 Contractors | 127,929.56 |
|    5020 Market Research | 2,945.78 |
|    5030 Paid Advertising |  |
|     5035 Facebook Ads | 481,107.52 |
|     5040 Google Ads | 209,789.94 |
|     5045 Microsoft Ads | 103,602.08 |
|     5085 Radio Media | 7,500.00 |
|    Total 5030 Paid Advertising | 801,999.54 |
|    5050 Payroll Expenses |  |
|     5055 Commissions | 8,094.00 |
|    Total 5050 Payroll Expenses | 8,094.00 |
|    5070 PR | 2,397.00 |
|    5080 Promotional | 3,000.00 |
|    5095 Subscriptions | 9,162.77 |
|     5100 SMS Service | 11,784.13 |
|    Total 5095 Subscriptions | 20,946.90 |

# Choose Your Horizon Inc

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| 5105 Trade Shows | 7,180.50 |
| **Total 5000 Sales & Marketing** | 1,025,243.28 |
| 5200 General & Administrative |  |
| 5205 Business licenses | 75.00 |
| 5215 Consultants | 10,630.00 |
| 5225 Contractors | 206,233.90 |
| 5246 Fundraising Fees | 320.00 |
| 5250 Insurance | 5,316.29 |
| 5255 Legal & accounting services |  |
| 5260 Accounting fees | 17,103.25 |
| 5265 Legal Expenses | 20,501.92 |
| Total 5255 Legal & accounting services | 37,605.17 |
| 5270 Meals | 939.46 |
| 5275 Meals with clients | 1,827.19 |
| Total 5270 Meals | 2,766.65 |
| 5285 Gifts & Samples | 1,412.02 |
| 5300 Printing & photocopying | 778.57 |
| 5320 Payroll Expenses | 192.95 |
| 5340 Rent | 10,105.00 |
| 5350 Subscriptions | 11,664.38 |
| 5355 Taxes paid | 677.00 |
| 5370 Travel | 12,775.32 |
| **Total 5200 General & Administrative** | 300,552.25 |
| 5500 Medical |  |
| 5505 Contractors | 113,226.20 |
| 5535 Rent | 14,415.90 |
| 5545 Subscriptions | 18,263.40 |
| 5550 Medical Licenses | 4,364.67 |
| **Total 5500 Medical** | 150,270.17 |
| 5600 Melio Service Fees | 9.40 |
| 5700 Operations |  |
| 5705 Contractors | 55,300.00 |
| 5725 Subscriptions | 6,215.43 |
| **Total 5700 Operations** | 61,515.43 |
| 5730 Computer < $1500 | 1,175.93 |
| 5800 Other |  |
| 5805 Bank Fees | 415.57 |
| 5820 Payment Processing Fees | 37,577.49 |
| **Total 5800 Other** | 37,993.06 |

# Choose Your Horizon Inc

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---:|
| **5900 Research & Development** | |
| 5905 Consultants | 88,798.75 |
| 5910 Contractors | 99,341.84 |
| 5915 Hosting | 8,260.62 |
| 5935 Subscriptions | 3,260.59 |
| Total 5900 Research & Development | 199,661.80 |
| **Total Expenses** | **$1,776,421.32** |
| **NET OPERATING INCOME** | **$ -1,069,096.41** |
| Other Income | |
| Credit card rewards | 5,828.66 |
| **Total Other Income** | **$5,828.66** |
| **NET OTHER INCOME** | **$5,828.66** |
| **NET INCOME** | **$ -1,063,267.75** |

# Choose Your Horizon Inc

## Statement of Cash Flows

### January - December 2023

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -1,063,267.75 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | **-242,977.48** |
| **Net cash provided by operating activities** | **$ -1,306,245.23** |
| FINANCING ACTIVITIES | **$944,032.13** |
| NET CASH INCREASE FOR PERIOD | **$ -362,213.10** |
| Cash at beginning of period | 479,541.59 |
| CASH AT END OF PERIOD | **$117,328.49** |

| | Common Stock Class A | | Common Stock Class B | | Additional Paid In Capital | Members Equity | Retained Earnings/ (accumulated Deficit) [1] | Total Shareholder Equity [2] |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| **Balance December 31, 2022** | **4,455,000** | **$ 446** | - | $ - | $ 40,401 | $ - | $ (382,859) | $ (342,012.00) |
| Stock Split 6:1 | 26,730,000 | 446 | - | | - | - | - | 446 |
| Reg CF; Series B Shares | - | - | 539,239 | $220,219 | | - | - | 220,219 |
| SAFE Note | - | - | - | | - | - | - | 1,483,000 |
| Net income (loss) | - | - | - | | | - | (1,063,268) | (1,063,268) |
| **Balance 12/31/2023** | **26,730,000** | **446** | **539,239** | **$220,219** | | | **(1,446,127)** | **298,385** |

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in, $US) | Common Stock | | Additional Paid In Capital | Members' Equity | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance—December 31, 2020 | $ - | $ - | $ - | $ - | $ - | $ - |
| Contribution | | | | 1,511 | | 1,511 |
| Net income/(loss) | | | | | 2,570 | 2,570 |
| Balance—December 31, 2021 | | | - | 1,511 | 2,570 | 4,081 |
| Conversion from LLC to Corporation | 4,455,000 | 446 | 37,663 | (1,511) | | 36,598 |
| Share-Based Compensation | | | 2,738 | | | 2,738 |
| Net income/(loss) | | | | | (385,429) | (385,429) |
| Balance—December 31, 2022 | 4,455,000 | $ 446 | 40,401 | $ - | $ (382,859) | $ (342,013) |

*See accompanying notes to financial statements.*

## NOTE 1 – NATURE OF OPERATIONS

Choose Your Horizon, Inc was formed on 5/20/2022 ("Inception") in the State of DE. The financial statements of Choose Your Horizon, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Choose Your Horizon Inc is a master services organization that supports the delivery of telehealth medical services in the integrative psychiatry industry.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from gross receipts and outline discounts, refunds and non-approvals, leading to the net revenue reporting for year end 31/12/2023. Revenues are applicable when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The company has one SAFE note in place, with a total $ value of $1,458,000 at a $5M pre-money valuation.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company does not have any material commitments to any of its creditors or vendors that extends beyond a 12 month period.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*

We have authorized the issuance of 29,310,000 shares of our common stock Class A with par value of $0.01, inclusive of all employee stock option agreements in place as of 31/12/2023.

We have authorized the issuance of 539,239 shares of our common stock Class B with par value of $0.50 as of 31/12/2023.

## NOTE 6 – RELATED PARTY TRANSACTIONS

## NOTE 7 – SUBSEQUENT EVENTS

The company has raised a total of **$1,195,121.63** in a Reg CF campaign, close date 4/1/24.

The Company has evaluated subsequent events that occurred after December 31, 2023 through 4/1/2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Mark Holland (Print Name), the CEO of Choose Your Horizon Inc, hereby certify that the financial statements of Choose Your Horizon Inc and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Choose Your Horizon Inc has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___4/15/24_____ (Date of Execution).

___*Mark Holland*_____ (Signature)

_____CEO_____ (Title)

_____4/15/24_____ (Date)

## CERTIFICATION

I, Mark Holland, Principal Executive Officer of Choose Your Horizon Inc., hereby certify that the financial statements of Choose Your Horizon Inc. included in this Report are true and complete in all material respects.

*Mark Holland*

CEO